UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

March 7, 2012

This Management’s Discussion and Analysis (“MD&A”) supplements the audited consolidated financial statements and related notes for the year ended December 31, 2011. The Company adopted International Financial Reporting Standards (“IFRS”) in 2011 as published by the International Accounting Standards Board. In accordance with these standards, financial information, with the exception of statements prior to the transition date of January 1, 2010, was restated to comply with IFRS. Information prior to the transition date was not restated, and therefore is not presented within this MD&A discussion.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information)

(Unaudited)

	191,142	191,142
	2011 $	2010 $
Operations
Revenue	786,737	720,516
Net earnings (loss)	8,954	(48,549)

Cash flows from operations before changes in working capital items	54,174	38,942
Per Common Share
Net earnings (loss) – basic	0.15	(0.82)
Net earnings (loss) – diluted	0.15	(0.82)
Cash flows from operations before changes in working capital items	0.92	0.66
Book value	2.33	2.44
Financial Position
Working capital	124,652	124,373
Total assets	446,723	476,614
Total long-term debt	191,142	216,856
Shareholders’ equity	137,178	144,085
Selected Ratios
Working capital	2.58	2.41

Debt/capital employed	0.59	0.60

Return on equity	0.06	NA
Stock Information
Weighted average shares outstanding - basic (2)	58,961	58,961
Weighted average shares outstanding - diluted (2)	59,099	58,961
Shares outstanding as of December 31 (2)	58,961	58,961
The Toronto Stock Exchange (CA$)
Share price as of December 31	3.31	1.17
High: 52 weeks	3.31	3.52
Low: 52 weeks	1.02	0.93
Volume: 52 weeks(2)	20,907	12,080
U. S. Exchange / OTC Pink Sheets
Share price as of December 31(3)	3.17	1.15
High: 52 weeks	3.27	3.38
Low: 52 weeks	1.04	0.95
Volume: 52 weeks(2)	12,259	4,768

FINANCIAL HIGHLIGHTS (Continued)

The Toronto Stock Exchange (CA$)	High	Low	Close	ADV (1)
Q1	1.29	1.02	1.25	68,723
Q2	1.89	1.20	1.79	101,662
Q3	2.59	1.73	2.02	99,416
Q4	3.39	1.78	3.31	64,169
U.S. (OTC Pink Sheets)	High	Low	Close	ADV (1)
Q1	1.30	1.04	1.25	30,719
Q2	1.88	1.24	1.86	26,195
Q3	2.64	1.81	1.95	59,148
Q4	3.30	1.71	3.17	78,071

(1) Average Daily Volume

(2) In thousands

(3) The U.S. exchange information listed above was derived from trading on the OTC Pink Sheets.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	1st Quarter		2nd Quarter
	2011	2010	2011	2010
	$	$	$	$
Revenue	192,620	173,120	209,741	180,278
Cost of sales	168,813	152,566	177,012	158,120
Gross Profit	23,807	20,554	32,729	22,158

Selling, general and administrative expenses	18,406	18,895	21,558	18,557
Research expenses	1,373	1,492	1,468	1,929
Operating profit before manufacturing facility closures, restructuring, and other charges	4,028	167	9,703	1,672

Manufacturing facility closures, restructuring, and other charges	3		1,543

Operating profit (loss)	4,025	167	8,160	1,672

Finance Costs
Interest	3,791	3,889	4,010	3,912
Other (income) expense	2	122	121	392
Earnings (loss) before income taxes	232	(3,844)	4,029	(2,632)
Income taxes (recovery):
Current	82	102	308	(16)
Deferred	191	807	(89)	(78)
	273	909	219	(94)
Net earnings (loss)	(41)	(4,753)	3,810	(2,538)
Earnings (loss) per share:
Basic	(0.00)	(0.08)	0.06	(0.04)
Diluted	(0.00)	(0.08)	0.06	(0.04)
Weighted average number of common shares outstanding:
Basic	58,961,050	58,951,050	58,961,050	58,951,050
Diluted	58,961,050	58,951,050	58,989,394	58,951,050

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	3rd Quarter		4th Quarter
	2011	2010	2011	2010
	$	$	$	$
Revenue	201,360	187,057	183,016	180,061
Cost of Sales	171,035	166,655	155,402	158,853
Gross Profit	30,325	20,402	27,614	21,208
Selling, general and administrative expenses	18,589	17,013	18,416	18,837
Research expenses	1,737	1,485	1,622	1,346
Operating profit before manufacturing facility closures, restructuring, and other charges	9,999	1,904	7,576	1,025

Manufacturing facility closures, restructuring, and other charges	967		378	3,534

Operating profit (loss)	9,032	1,904	7,198	(2,509)

Finance Costs
Interest	3,901	3,910	3,659	3,959
Other (income) expense	1,610	461	447	(95)
Earnings (loss) before income taxes	3,521	(2,467)	3,092	(6,373)
Income taxes (recovery):
Current	176	447	122	(543)
Deferred	496	(192)	634	32,706
	672	255	756	32,163
Net earnings (loss)	2,849	(2,722)	2,336	(38,536)
Earnings (loss) per share:
Basic	0.05	(0.05)	0.04	(0.65)
Diluted	0.05	(0.05)	0.04	(0.65)
Weighted average number of common shares outstanding:
Basic	58,961,050	58,951,050	58,961,050	58,961,050
Diluted	59,267,987	58,951,050	59,526,474	58,961,050

Business Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications. The Company designs its specialty products for aerospace, automotive and industrial applications. The Company’s tape and film products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. Other tape products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including paper, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The Company also manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBC”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

In 2011, the Company reported revenue of $786.7 million, an increase of 9.2% compared to $720.5 million for 2010. Gross profit totalled $114.5 million in 2011 as compared to $84.3 million in 2010, a 35.8% increase. Significant raw material cost increases occurred in 2010 that were not reflected in the market price for the Company’s products until the first half of 2011. This contributed to a 2.9% increase in gross margin from 2010 to 2011. Sales volume in 2011 decreased approximately 4% compared to 2010 primarily due to progress made toward reducing sales of low-margin products and to the closure of the Brantford facility. The primary reasons for the increase in both gross profit and gross margin during 2011 were:

—	An improved pricing environment;
—	Reduction in sales of low-margin products;
—	Increase in sales of higher margin products;
—	Continued success in reducing manufacturing costs; and
—	Closure of the Brantford facility.

For the fiscal year 2011, the Company reported net earnings of $9.0 million ($0.15 per share, both basic and diluted) as compared to a net loss of $48.5 million (($0.82) per share, both basic and diluted) in 2010. The significant increase in net earnings for the year ended December 31, 2011 over 2010 is mainly due to:

—	A derecognition of deferred tax assets of $36.7 million that negatively impacted 2010 earnings; and
—	The above group of gross profit increases.

The Company continued its efforts to focus on increasing its sales and marketing of higher margin products which include recently launched products and a portfolio of existing products. Manufacturing cost reduction programs, which included productivity improvements, waste reduction and energy conservation, were implemented during 2011 and totalled approximately $17 million.

Manufacturing cost reductions are expected to total $15 to $20 million in 2012. The Company believes that some of these cost savings will be offset by continued pricing pressures in the marketplace as well as rising material, labor and energy costs. New product sales and penetration into recently entered markets are also expected to continue in 2012. The combination of these factors, together with the cost savings from the Brantford, Ontario facility closure and expected improvement in the spread between raw material costs and selling prices are projected to contribute to increased gross margin in 2012. The Company continues to strive for a long term target gross margin of 18% to 19%.

As required by Canadian Accounting Standards, the Company adopted IFRS on January 1, 2011. As required by the applicable standards, financial information, with the exception of statements prior to the transition date of January 1, 2010, has been restated to comply with IFRS. Information prior to the transition date was not restated and therefore, is presented and labeled in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 22 to the 2011 audited annual consolidated financial statements provides a detailed description of the Company’s conversion to IFRS and a reconciliation of the Company’s 2010 audited annual financial statements previously prepared in accordance with GAAP to the restated audited financial statements prepared in accordance with IFRS.

The most significant impacts of the conversion to IFRS on the Company’s current and future key financial metrics are as follows:

—	Lower pension costs resulting from the recognition of actuarial losses at transition favourably impacting:
¡	Earnings
¡	EBITDA
¡	Adjusted EBITDA
¡	Fixed charge ratio
—	Lower depreciation and amortization costs resulting from impairments taken at transition favourably impacting:
¡	Earnings

In all cases, the impact on current and future key financial metrics is immaterial.

The Brantford, Ontario facility was closed in the second quarter of 2011. As projected, the closure has resulted in a positive contribution to EBITDA and a decrease in revenue on an annualized basis. During the year ended December 31, 2011, closure costs of $2.9 million were recorded. It is anticipated that any further costs associated with the closure are expected to be immaterial.

Liquidity

The Company has a $200.0 million Asset-Based Loan facility (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million. As of December 31, 2011, the Company had secured real estate mortgage financing of $4.0 million, leaving the Company the ability to obtain an additional $31.0 million of real estate mortgage financing.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability throughout 2011 and was in compliance with this fixed charge ratio covenant as of December 31, 2011.

The ABL was scheduled to mature in March 2013. In February 2012, the Company entered into an amendment to the ABL extending its maturity date to February 2017. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if such notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate will increase modestly while several other modifications in the terms provide the Company with greater flexibility. The pricing grid of the extended ABL ranges from 1.75% to 2.25%. The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The Company relies upon cash flows from operating activities and funds available under its ABL to meet working capital requirements, anticipated obligations under its debt instruments, and to finance capital expenditures for the foreseeable future. The Company was required to post a bond of $13.2 million in 2010 pertaining to litigation with Inspired Technologies, Inc. (“ITI”). This bond was released during 2011 as a result of the litigation settlement with ITI which increased availability under the ABL. During this past year, the Company reduced its indebtedness by $25.4 million from $219.7 million as of December 31, 2010 to $194.3 million as of December 31, 2011, due to $27.0 million of net cash repayments of debt, partially offset by the impact of deferred financing fee amortization and capital lease additions. As of December 31, 2011, the Company had cash and unused availability under its ABL of $58.0 million. As of March 6, 2012, the Company had cash and unused availability under its ABL exceeding $74 million.

Outlook

The Company anticipates sequentially higher revenue and adjusted EBITDA in the first quarter of 2012 compared to the fourth quarter of 2011. Gross margin for the first quarter of 2012 is expected to be similar to the fourth quarter of 2011. Cash flows from operations are expected to be lower than the fourth quarter of 2011 primarily due to changes in working capital requirements related to payments of amounts expensed in 2011 and due to higher trade receivables associated with the increase in revenue. Please see the section entitled “EBITDA” below for the Company’s definitions of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the years ended December 31, 2011 and 2010. A reconciliation from the operating results found in the audited consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the Adjusted Consolidated Earnings (Loss) tables set forth below in the section titled Net Earnings (Loss).

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings set forth above.

Net earnings for 2011 were $9.0 million compared to a net loss of $48.5 million for 2010. The net earnings for 2011 include the following:

—	Gross margin expansion resulting from implemented price increases;
—	Increased sales of higher margin products and reduction in sales of low-margin products;
—	Manufacturing cost reductions; and
—	Facility closure costs of $2.9 million, primarily related to the Brantford, Ontario manufacturing facility closure.

Net loss for 2010 included the following:

—	Gross margin compression resulting from raw material cost increases;
—	A derecognition of deferred tax assets of $36.7 million, which included a $32.5 million increase in the fourth quarter with respect to the US jurisdiction;
—	Facility closure costs of $3.5 million, including $2.9 million related to the Brantford, Ontario manufacturing facility closure; and
—	Asset impairments of $4.0 million, including $2.9 million related to the lumber film automatic wrapping machines and related assets.

Revenue

Revenue for the year ended December 31, 2011 was $786.7 million, a 9.2% increase compared to $720.5 million for the year ended December 31, 2010. Sales volume decreased approximately 4% and selling prices, including the impact of product mix changes, increased approximately 13% in 2011 compared to 2010.

The Company’s revenue for the fourth quarter of 2011 was $183.0 million, a 1.6% increase compared to $180.1 million for the fourth quarter of 2010. Sales volume decreased approximately 12% during the fourth quarter of 2011 compared to the fourth quarter of 2010. The sales volume decrease was primarily due to reduction in sales of low-margin products.

The Company closed its Brantford facility in the second quarter of 2011. The sales volume decrease year over year was approximately 2% after adjusting for the closure of the Brantford facility. The adjusted sales volume decline from 2010 was due to the Company’s reduction in sales of low-margin products and, without such reduction, sales volume would have increased slightly. Selling prices, including the impact of product mix changes, increased approximately 12% in 2011 compared to 2010 after adjusting for the closure of the Brantford facility. An improved pricing environment was the primary reason for the increase. The additional favourable impact of product mix was driven by both the reduction in sales of low-margin products and on selling higher margin products. Selling prices, including the impact of these product mix changes, increased approximately 13% in the fourth quarter of 2011 compared to the fourth quarter of 2010 after adjusting for the closure of the Brantford facility.

Gross Profit and Gross Margin

Gross profit totalled $114.5 million for the year ended December 31, 2011, an increase of 35.8% from $84.3 million for the year ended December 31, 2010. Gross margin was 14.6% in 2011 and 11.7% in 2010. The increase in gross profit and gross margin year over year was primarily due to increased selling prices, improved product mix and manufacturing cost reductions, partially offset by lower volume.

Gross profit for the fourth quarter of 2011 was $27.6 million compared to a gross profit of $21.2 million in the fourth quarter of 2010, a 30.2% increase. Gross margin was 15.1% in the fourth quarter of 2011 and 11.8% in the fourth quarter of 2010. As compared to the fourth quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and improved product mix. Selling prices increased more than both conversion costs and raw material costs increased, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totalled $77.0 million and $73.3 million, for 2011 and 2010, respectively. The increase of $3.7 million in 2011 over 2010 was primarily the result of higher selling expenses and other compensation costs related to higher revenue and profitability, and included the $1.0 million settlement payment in 2011 to ITI. As a percentage of revenue, SG&A expenses were 9.8% and 10.2% for 2011 and 2010, respectively.

When compared to SG&A in the fourth quarter of 2010 of $18.8 million, SG&A for the fourth quarter of 2011 of $18.4 million was $0.4 million lower. The lower costs in the fourth quarter of 2011 compared to the fourth quarter of 2010 were primarily due to decreased costs of customer programs.

Operating Profit

Operating profit for 2011 amounted to $28.4 million compared to $1.2 million for 2010. The 2011 increase is primarily due to gross profit improvement related to price increases implemented in 2011 to offset increases in raw material costs that compressed gross profit in 2010. The increase in gross profit in 2011 was partially offset by higher selling expenses and other compensation costs related to higher revenue and profitability, and included the $1.0 million litigation settlement payment in 2011 to ITI.

The Company’s operating profit for the fourth quarter of 2011 was $7.2 million compared to a loss of $2.5 million for the fourth quarter of 2010. The 2011 increase is primarily due to gross profit improvement related to higher selling prices and a decrease in manufacturing facility closures, restructuring and other charges.

Manufacturing Facility Closures, Restructuring, and Other Charges

The Company terminated the operations of its manufacturing facility located in Brantford, Ontario, Canada during the second quarter of 2011. The decision to close the facility was made at the end of 2010 and a charge of $2.9 million was recorded in the fourth quarter of 2010. The $2.9 million charge was related to employee severance and inventory write-downs. In 2011, $3.0 million was recorded for additional severance, retention incentives, equipment transfers and other costs related to this facility closure.

The Hawkesbury manufacturing operations were shut down at the end of 2009. Asset impairments of $0.7 million were recorded in 2010 on remaining assets that were not sold as of December 31, 2010. The remaining assets were sold in 2011 and the Company recovered $0.2 million of the asset impairment charge.

Research Expenses

Research expenses remain an important function within the Company. Taken as a percentage of revenue, research expenses represented 0.8% for 2011 and 0.9% for 2010. The Company continues to focus its research efforts on new products, new technology developments and new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (v) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars) (Unaudited)	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	2.3	(38.5)	9.0	(48.5)
Add back: Interest and other (income) expense	4.1	3.9	17.5	16.6
Income taxes	0.8	32.2	1.9	33.2
Depreciation and amortization	7.7	8.2	30.9	33.5
EBITDA	14.9	5.7	59.3	34.7
Manufacturing facility closures, restructuring and other charges	0.4	3.5	2.9	3.5
Impairment of long-lived assets	-	2.9	-	2.9
Write-down of assets held-for-sale	-	0.1	-	0.7
ITI litigation settlement	-	-	1.0	-
Adjusted EBITDA	15.3	12.2	63.1	41.9

Adjusted EBITDA was $15.3 million for the fourth quarter of 2011 and $12.2 million for the fourth quarter of 2010. The increase over the fourth quarter of 2010 to the fourth quarter of 2011 was primarily a result of higher revenue and gross margin as discussed above. As compared to the year ended December 31, 2010, adjusted EBITDA increased by $21.2 million from $41.9 million to $63.1 million for the year ended December 31, 2011. The increase was primarily due to higher revenue and gross margin as discussed above.

Interest

Interest was $15.4 million and $15.7 million for the years ended December 31, 2011 and 2010, respectively. Interest for the fourth quarter of 2011 of $3.7 million was lower by $0.3 million when compared to interest in the fourth quarter of 2010 of $4.0 million. The decrease in interest expense from 2010 to 2011 as well as from the fourth quarter of 2010 to the fourth quarter of 2011 was primarily due to the expiration in September 2011 of the interest rate swap agreement and partially due to a lower average level of ABL borrowings.

Other (Income) Expense

Other expense for 2011 totalled $2.2 million, a $1.3 million increase over 2010 expenses of $0.9 million. The increase over 2010 was due primarily to foreign exchange losses during 2011. Other expense for the fourth quarter of 2011 of $0.4 million, an increase of $0.5 million when compared to income of $0.1 million in the fourth quarter of 2010, was primarily due to foreign exchange gains during the fourth quarter of 2010.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. The effective tax rate for 2011 was approximately 17.7% compared to approximately a negative 217% for 2010. The increase in the effective tax rate was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and improved earnings during 2011.

While there were increases to deferred tax assets as a result of the accounting adjustments made to transition to IFRS, the most significant change to the Company’s accounting for income taxes upon transitioning to IFRS was the reclassification of $6.3 million of investment tax credits from “Other Assets” to “Deferred Tax Assets” on its opening balance sheet as of January 1, 2010.

In assessing the recoverability of deferred tax assets, the Company’s Management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on quantitative and qualitative assessments by the Company’s Management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income, and the implementation of tax planning strategies. However, GAAP place a significant weight on the Company’s historical financial performance when making such a determination. Accordingly, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical and cumulative operational losses.

Accordingly, as of December 31, 2011 and December 31, 2010, while the Company’s Management is projecting a positive outlook from increased revenue, the implementation and realization of cost reduction measures, and the continued increase in sales of new products with higher gross margins, the Company’s Management must consider the significant weight that GAAP places on historical cumulative operational losses in determining the amount of deferred tax assets it must derecognize. As such, for the year ended December 31, 2010, the Company derecognized $33.4 million of deferred tax assets related to its US jurisdiction and $3.3 million deferred tax assets related to its Canadian jurisdiction. For the year ended December 31, 2011, the Company generated but did not recognize additional deferred tax assets of $2.7 million in the Canadian jurisdictions. These deferred tax assets remain available, and the Company expects to use them to reduce taxable income in future periods.

As of December 31, 2011, the Company has $44.6 million (CDN$45.4 million) of Canadian operating loss carry-forwards expiring in 2014 through 2031, including $24.0 million (CDN$24.4 million) which has been derecognized, and $186.8 million of US federal and state operating losses expiring in 2012 through 2030, $92.9 of which have been derecognized.

Net Earnings (Loss)

Net earnings for the year ended December 31, 2011 totalled $9.0 million compared to a net loss of $48.5 million for the year ended December 31, 2010. The increase in earnings for 2011 compared to 2010 was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and increased revenue and gross margin in 2011 as discussed above.

Net earnings for the fourth quarter of 2011 were $2.3 million compared to a net loss of $38.5 million in the fourth quarter of 2010. The increase in earnings for the fourth quarter of 2011 compared to the fourth quarter of 2010 was primarily due to the derecognition of $32.5 million of deferred tax assets in the fourth quarter of 2010 and increased revenue and gross margin in 2011 as discussed above.

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted net earnings amounted to earnings of $12.8 million for 2011 compared to an adjusted net loss of $41.4 million for 2010. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not include manufacturing facility closures, restructuring and other charges or other items as disclosed. Adjusted net earnings were $54.2 million higher in 2011 compared to 2010 primarily due to higher revenue and gross margin as discussed above. Adjusted net earnings were $2.7 million for the fourth quarter of 2011 as compared to an adjusted net loss of $32.1 million for the fourth quarter of 2010. The increase is primarily due to the derecognition of $32.5 million of deferred tax assets in the fourth quarter of 2010 and higher revenue and gross margin in 2011 as discussed above.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars) (Unaudited)	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	2.3	(38.5)	9.0	(48.5)
Add back: Manufacturing facility closures, restructuring, and other charges	0.4	3.5	2.9	3.5
Impairment of long-lived assets	-	2.9	-	2.9
Write-down of assets held-for-sale	-	0.1	-	0.7
ITI litigation settlement	-	-	1.0	-
Adjusted net earnings (loss)	2.7	(32.1)	12.8	(41.4)
Earnings (loss) per share
Basic	0.04	(0.65)	0.15	(0.82)
Diluted	0.04	(0.65)	0.15	(0.82)

Adjusted earnings (loss) per share
Basic	0.05	(0.54)	0.22	(0.70)
Diluted	0.05	(0.54)	0.22	(0.70)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	59,526,474	58,961,050	59,099,198	58,961,050

Earnings (Loss) Per Share

The Company reported earnings per share of $0.15 both basic and diluted for 2011 as compared to a loss per share of $0.82 both basic and diluted for 2010. The weighted-average number of common shares outstanding for the purpose of the basic earnings per share calculations was 59.0 million for 2011 and 59.0 million for 2010. The weighted-average number of common shares outstanding for the purpose of the diluted earnings per share calculations was 59.1 million for 2011 and 59.0 million for 2010.

Adjusted earnings per share (see table above) for 2011, both basic and diluted, was $0.22 per share, a $0.92 per share increase over the 2010 adjusted loss per share, both basic and diluted, of $0.70 per share.

Comprehensive Income (Loss)

Comprehensive income is comprised of net earnings and other comprehensive income. For the years ended December 31, 2011 and 2010, the Company reported a comprehensive loss of $7.7 million and $46.7 million, respectively. The decrease in comprehensive loss in 2011 was primarily due to the derecognition of deferred tax assets recorded in 2010 partially offset by the increase in net earnings in 2011.

Results of Operations by Business

As a result of the Company’s structural, operational, management and reporting realignments during 2010, the Company no longer has operating divisions and now operates as a single segment. The Company is not required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions. The Company does not expect to continue reporting on previously-defined divisions in the future.

Results of Operations – Tapes and Films Business

Revenue for the Tapes and Films Business (“T&F”) in 2011 was $666.7 million, an 11.6% increase compared to $597.6 million in 2010. Sales volume decreased approximately 1% in 2011 compared to 2010. The decrease was primarily due to the progress made toward reducing sales of low-margin products. Selling prices, including the impact of product mix, increased approximately 13%. The increase was primarily due to an improved pricing environment.

T&F revenue in the fourth quarter of 2011 was $156.4 million, a 4.7% increase compared to $149.5 million for the fourth quarter of 2010. Sales volume decreased approximately 8% compared to the fourth quarter of 2010. The sales volume decrease from the fourth quarter of 2010 is primarily due to the reduction in sales of low-margin products. Selling prices including the impact of product mix increased approximately 13% in the fourth quarter of 2011 compared to the fourth quarter of 2010. An improved pricing environment was the primary reason for the increase. The additional favourable impact of product mix was driven by reducing sales of low-margin products.

Gross profit and gross margin for the years ended December 31, 2011 and 2010 were $100.1 million at 15.0% and $77.0 million at 12.9%, respectively. Gross profit for the fourth quarter of 2011 totalled $24.7 million at a gross margin of 15.8% compared to $20.9 million at a gross margin of 14.0% for the fourth quarter of 2010. As compared to the fourth quarter of 2010, gross profit and gross margin for the fourth quarter of 2011 increased primarily due to higher selling prices, improved product mix and manufacturing cost reductions as well as the decision to actively reduce sales of low-margin products. Selling prices increased more than both conversion costs and raw material costs increased. The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

T&F BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES
(in millions of US dollars)	Three months ended December 31		Year ended December 31
(Unaudited)	2011	2010	2011	2010
	$	$	$	$
Revenue	156.4	149.5	666.7	597.6
Gross Profit	24.7	20.9	100.1	77.0
Earnings before income taxes	8.0	4.8	31.7	13.8
Depreciation and amortization and other (income) expense	6.7	7.1	25.7	28.8
EBITDA	14.7	11.9	57.5	42.6
Adjusted EBITDA	14.7	11.9	57.5	42.6

Adjusted EBITDA for the fourth quarter of 2011 and fourth quarter of 2010 was $14.7 million and $11.9 million, respectively. Adjusted EBITDA for the years ended December 31, 2011 and 2010 was $57.5 million and $42.6 million, respectively. The increase in adjusted EBITDA in 2011 compared to 2010 was primarily due to the increase in selling prices partially offset by lower sales volume.

Results of Operations – Engineered Coated Products Business

The Brantford, Ontario facility was shut down in the second quarter of 2011. The closure is anticipated to result in a positive contribution to EBITDA and a decrease in revenue on an annualized basis as discussed previously. During the year ended December 31, 2011, closure costs of $3.0 million were recorded and future anticipated costs associated with the closure are expected to be immaterial.

Revenue for the Engineered Coated Products Business (“ECP”) for the year ended December 31, 2011 was $120.0 million, a 2.4% decrease when compared to $123.0 million for 2010. After adjusting for the closure of the Brantford facility, revenue increased 2.5% for the year ended December 31, 2011 compared to the twelve months of 2010. Sales volume for 2011 compared to 2010 decreased approximately 7% after adjusting for the closure of the Brantford facility. The decrease was primarily due to the progress made toward reducing sales of low-margin products from non-Brantford facilities. Selling prices, including the impact of product mix changes, increased approximately 11% after adjusting for the closure of the Brantford facility. Improved product mix was the primary reason for the increase. The favourable impact of product mix was driven by both the progress made toward reducing sales of low-margin products and on selling higher margin products.

ECP revenue in the fourth quarter of 2011 was $26.6 million, a 13.1% decrease when compared to $30.6 million for the fourth quarter of 2010. The revenue decrease in the fourth quarter of 2011 compared to the fourth quarter of 2010 was 5.5% after adjusting for the closure of the Brantford facility. The sales volume decrease in the fourth quarter of 2011 compared to the fourth quarter of 2010 was approximately 13% after adjusting for the closure of the Brantford facility. The adjusted sales volume decline from the fourth quarter of 2010 was due to the progress made toward reducing sales of low-margin products. Selling prices including the impact of product mix increased approximately 8% in the fourth quarter of 2011 compared to the fourth quarter of 2010 after adjusting for the closure of the Brantford facility. Improved product mix was the primary reason for the increase. The favourable impact of product mix was driven by both the progress made toward reducing sales of low-margin products and on selling higher margin products. An improved pricing environment also contributed to the higher selling prices.

Gross profit and gross margin for the years ended December 31, 2011 and 2010 were $14.4 million at 12.0% and $7.3 million at 5.9%, respectively. Gross profit for the fourth quarter of 2011 totalled $2.9 million, representing a gross margin of 10.9%, compared to $0.3 million and a gross margin of 1.1% for the fourth quarter of 2010. As compared to the fourth quarter of 2010, gross profit and gross margin for the fourth quarter of 2011 increased primarily due to higher selling prices and improved product mix as well as lower manufacturing overhead due to the closure of the Brantford facility. Selling prices increased more than both conversion costs and raw material costs increased, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

ECP BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO LOSS BEFORE INCOME TAXES
(in millions of US dollars)	Three months ended December 31		Year ended December 31
(Unaudited)	2011	2010	2011	2010
	$	$	$	$
Revenue	26.6	30.6	120.0	123.0
Gross Profit	2.9	0.3	14.4	7.3
Loss before income taxes	(0.5)	(8.3)	(0.3)	(11.3)
Depreciation and amortization and other (income) expense	1.2	2.7	5.6	6.5
EBITDA	0.7	(5.6)	5.3	(4.9)
Manufacturing facility closures, restructuring and other charges	0.4	3.5	2.9	3.5
Impairment of long-lived assets		2.9		2.9
Adjusted EBITDA	1.1	0.8	8.2	1.6

Adjusted EBITDA for the fourth quarter of 2011 and fourth quarter of 2010 was $1.1 million and $0.8 million, respectively. Adjusted EBITDA for years ended December 31, 2011 and 2010 was $8.2 million and $1.6 million, respectively. The increase in adjusted EBITDA in 2011 over 2010 was primarily due to a shift in mix of products sold as discussed above as well as the closure of the Brantford facility which had a favourable impact of $2.3 million in 2011.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two businesses. These expenses are retained at the corporate level as are stock-based compensation expense, interest, other income and expense and the costs of being a public company. The unallocated corporate expenses for 2011 and 2010 totalled $3.5 million and $2.9 million, respectively. Unallocated corporate expenses in 2011 included the $1.0 million ITI litigation settlement. Unallocated corporate expenses in 2010 included the $0.7 million write-down of assets held-for-sale.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two of the current members of its Board of Directors. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation beginning January 2010 in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services. During the year ended December 31, 2011, an amount of CDN$150,000 was recorded with respect to the support services agreement with the Chairman of the Board of Directors. During the year ended December 31, 2010, amounts of $300,000 and CDN $450,000 were recorded with respect to the support services agreements with the Executive Director and Chairman of the Board of Directors, respectively. Support service-related expenses of $79,000 and $76,000 were recorded for the years ended December 31, 2011 and December 31, 2010, respectively.

Advisory services agreements from prior reporting periods had provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76. This provision survived the expiration of the agreements (as of December 31, 2009) until July 1, 2010. The average share price for the ten trading days prior to July 1, 2010 did not exceed CDN$4.76 therefore no performance fee was paid.

Liquidity and Capital Resources

Cash Flow

Cash flows from operations before changes in working capital items increased in 2011 by $15.2 million to $54.2 million from $39.0 million in 2010. The increase was primarily due to the increase in gross margin and the increase in revenue, partially offset by an increase in SG&A and other finance costs. Cash flows from operations before changes in working capital items for the fourth quarter of 2011 was $14.9 million compared to $9.8 million for the fourth quarter of 2010. The $5.1 million increase in the fourth quarter of 2011 over the fourth quarter of 2010 was primarily due to the increase in gross margin and a decrease in facility closure costs.

In 2011, the Company generated cash flows from operating activities of $48.8 million compared to cash flows from operating activities of $26.5 million in 2010. The increase was primarily due to the increase in cash flows from operations before changes in working capital items, as discussed above and a reduction in cash used for working capital. Cash used for working capital totalled $5.4 million in 2011 and $12.4 million in 2010. The reduction was primarily due to inventory, which decreased $1.1 million in 2011, but which had increased by $15.2 million in 2010. The impact of inventory was partially offset by the change in accounts payable and accrued liabilities which decreased by $5.7 million in 2011, largely due to the timing of payments to obtain early payment discounts, and increased by $16.9 million in 2010. Trade receivables decreased in 2011, largely due to the mix of customers, and increased in 2010 due to the increase in revenue. The Company generated cash flows from operating activities in the fourth quarter of 2011 of $27.8 million compared to $6.5 million for the fourth quarter of 2010. The increase was primarily due to changes in working capital, which were a source of cash in the fourth quarter of 2011 and a use of cash in the fourth quarter of 2010. The largest changes were in accounts payable and accrued liabilities, which decreased due to the timing of payments to obtain early payment discounts, and the decrease in trade receivables which decreased more in 2011 than in 2010 due to the larger sequential decrease in revenue and to a change in the mix of customers.

Changes in working capital items for the fourth quarter of 2011 resulted in a net source of cash of $12.9 million compared to changes in working capital items for the fourth quarter of 2010 that resulted in a net use of cash of $3.3 million. The decrease of $16.2 million in cash used for working capital items was primarily due to accounts payable and accrued liabilities decreasing in the fourth quarter of 2010. This change was mainly due to the timing of payments made by the Company in order to obtain early payment discounts.

In 2011, changes in working capital items resulted in $5.4 million of net cash usage which was primarily due to the Company continuing to make payments to obtain early payment discounts. The most significant use of cash was a $5.7 million decrease in accounts payable and accrued liabilities. The most significant source of cash was a $3.4 million decrease in trade receivables. Changes in working capital items resulted in a net source of cash of $12.9 million in the fourth quarter of 2011. During the fourth quarter, trade receivables provided $17.4 million of cash, inventories used $2.0 million of cash and other current assets used $1.4 million of cash.

In 2010, changes in working capital items resulted in $12.4 million of net cash usage which was primarily due to increased revenue and gross margin compression. The most significant use of cash was an increase in inventories of $15.2 million. The most significant source of cash was a $16.9 million increase in accounts payable and accrued liabilities.

Cash flows used in investing activities was $5.3 million in 2011 and $15.5 million in 2010. The decrease of $10.2 million in cash used for investing activities in 2011 as compared to 2010 is primarily due to the release in 2011 of cash restricted in 2010 for the bond posted in connection with the ITI litigation which was settled in 2011 as well as proceeds from the disposal of assets, partially offset by increased capital expenditures and the purchase of intangible assets related to customer lists. Cash flows used in investing activities was $4.3 million for the fourth quarter of 2011 as compared to $6.6 million for the fourth quarter of 2010, a decrease of $2.3 million. The decrease in cash used for investing activities in the fourth quarter of 2011 as compared to the fourth quarter of 2010 is primarily due to the release of cash restricted in 2010 for the bond posted in connection with the ITI litigation which was settled in 2011 partially offset by an increase in capital expenditures in the fourth quarter of 2011.

Cash flows used in financing activities were $42.9 million in 2011 and $10.5 million in 2010. The increase of $32.4 million in cash used for financing activities in 2011 is primarily due to the reduction of debt under the ABL. The Company decreased total indebtedness during the year ended December 31, 2011 by $27.0 million. The Company increased total indebtedness during the year ended December 31, 2010 by $4.0 million.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, was $34.7 million in 2011 compared to $17.9 million in 2010. The increase in free cash flows in 2011 was primarily a result of increased cash flows from operations partially offset by an increase in capital expenditures. The Company is including free cash flows because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOWS RECONCILIATION
(in millions of US dollars)	Year ended December 31
(Unaudited)	2011	2010
	$	$
Cash flows from operating activities	48.8	26.5
Less purchases of property, plant and equipment and other assets	14.0	8.6
Free cash flows	34.7	17.9

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory remained constant from the fourth quarter of 2010 to the fourth quarter of 2011. The Company expects Days Inventory to remain at a similar level or slightly lower during the first quarter of 2012.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by two days from the fourth quarter of 2010 to the fourth quarter of 2011. DSO’s are expected to be in the mid to upper 40’s during the first quarter of 2012.

The calculations are shown in the following tables:

Quarter ended Dec 31,
	2011	2010
	$	$
Cost of Sales	$155.4	$158.9
Days in Quarter	92	92
Cost of Sales Per Day	$1.69	$1.73
Average Inventory	$89.9	$91.9
Days Inventory	53	53

Quarter ended Dec 31,
	2011	2010
	$	$
Revenue	$183.0	$180.1
Days in Quarter	92	92
Revenue Per Day	$1.99	$1.96
Trade Receivables	$82.6	$86.5
DSO’s	42	44

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory	Ending Trade Receivables ÷ Revenue Per Day = DSO’s
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities decreased $8.3 million to $74.0 million as of December 31, 2011 from $82.3 million as of December 31, 2010, primarily due to timing of payments made by the Company in order to obtain early payment discounts. Inventories decreased $1.9 million to $90.7 million as of December 31, 2011 from $92.6 million as of December 31, 2010. Trade receivables decreased $3.9 million to $82.6 million as of December 31, 2011 from $86.5 million as of December 31, 2010 as noted in the table above.

Financial Risk Management, Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange rate risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s Management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

This MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2011 and 2010 with respect to the Company’s financial risks and management thereof. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2011.

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 9 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of 5 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in January 2011, at fixed exchange rates ranging from CDN$1.0260 to CDN$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$13.5 million beginning in August 2011, at fixed exchange rates ranging from CDN$1.0173 to CDN$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in July 2010, at fixed exchange rates ranging from CDN$1.0610 to CDN$1.0636 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with Management’s foreign exchange rate risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts did not comply with the requirements for hedge accounting and thus were not designated as such.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. To mitigate this risk, the Company entered into an interest rate swap agreement (the “Swap Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Swap Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Swap Agreement maturing in September 2011	40,000,000	Monthly	3.35

Other than the expiration of the Swap Agreement in September 2011 which was not renewed, there have been no material changes with respect to the Company’s financial risks and management thereof during 2011. Please refer to Note 21 of the Company’s audited consolidated financial statements as of December 31, 2011, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Capital Expenditures

Total expenditures in connection with property, plant and equipment and other assets were $14.0 million and $8.6 million for the years 2011 and 2010, respectively.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its products offerings and expand its markets.

Long-Term Debt

As discussed under the “Liquidity” section, the Company has a $200 million ABL with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment. As of December 31, 2011, the Company had borrowed $66.1 million under its ABL, including $2.4 million in letters of credit. As of December 31, 2010, $97.5 million had been borrowed, including $9.5 million in letters of credit. When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $58.0 million as of December 31, 2011 and $43.1 million as of December 31, 2010. The increase in total cash and credit availability between December 31, 2011 and December 31, 2010 was primarily due to the increase in free cash flow that allowed for the reduction in debt and the release of the requirement to post a $13.2 million bond pertaining to the ITI litigation, partially offset by amortization of machinery and equipment in the borrowing base. Total debt decreased by $25.4 million from $219.7 million as of December 31, 2010 to $194.3 million as of December 31, 2011, due to $27.0 million of net cash repayments of debt, partially offset by the impact of deferred financing fee amortization and capital leases.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2011:

Contractual Obligations	Payments Due by Period
(in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt Principal Obligations	190.9	2.6	186.8	0.1	1.3
Finance Lease Obligations	6.1	0.5	1.0	0.9	3.7
Operating Lease Obligations	6.2	2.6	3.2	0.3	-
Other Liabilities	3.9	1.9	2.0	-	-
Total	207.0	7.7	193.0	1.3	5.0

Capital Stock and Dividends

As of March 1, 2012 there were 58,961,050 common shares of the Company outstanding.

During the year ended December 31, 2011, 875,000 stock options were granted at a weighted average exercise price of CDN$1.66 and a weighted fair market value of CDN$1.01. No stock options were exercised in 2011. During the year ended December 31, 2010, 825,000 stock options were granted and 10,000 were exercised.

The Company announced a normal course issuer bid effective May 20, 2010, which entitled the Company to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as of that date. The normal course issuer bid expired May 2011 and the Company did not repurchase any shares. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

No dividends were declared on the Company’s stock in 2011 or 2010.

Litigation

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western District of Tennessee, alleging that the Company has infringed a U.S. patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the pre-discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

Distribution Rights Purchase Agreement

In August 2008, the Company acquired the exclusive North American rights to a pending patent with respect to an automatic wrapping system. The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of CDN$5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments, which required additional considerations or penalties if these commitments were not met. However, within the first two years of the purchase agreement, the automatic wrapping system had to achieve certain market acceptance parameters or the Company had the right to renegotiate the future performance commitments with the vendor and if such renegotiation was not concluded on terms satisfactory to the Company, then the future performance commitments would not be binding on the Company. Circumstances changed significantly related to the original customer as well as the prospects for obtaining additional contracts. In August 2011, the Company entered into a Contract Adjustment Agreement pursuant to which all previously incurred penalties were waived and the penalty provisions and all of the performance criteria going forward were deleted. In addition, the revenue sharing formula and renewal fee contained in the Asset Agreement were modified.

After evaluating the future prospects for this business, the Company concluded in 2010 that the future cash flows related to the automatic wrapping system are less than the book value of these assets. Accordingly, an asset impairment charge of $2.9 million was recorded in cost of sales during 2010.

Pension and Post-Retirement Benefit Plans

The Company’s pension and post-retirement benefit plans currently have an unfunded deficit of $36.8 million as of December 31, 2011 as compared to $22.3 million at the end of 2010. The increase is primarily due to a decrease in the discount rate which resulted in an increase in the net present value of the liability. For 2011 and 2010, the Company contributed $4.3 million and $4.0 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its minimum required pension benefit plan funding obligations in 2012 through cash flows from operations.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, Management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the cash generating units and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 of the Audited Consolidated Financial Statements for more information regarding impairment testing.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected future compensation and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions. Refer to Note 17 of the Audited Consolidated Financial Statements for more information regarding the assumptions related to the pension and post-retirement benefits.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Audited Consolidated Financial Statements for more information regarding the income tax provisions.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 21 of the Audited Consolidated Financial Statements for more information regarding the fair value measurement of financial instruments.

Leases

Management considers its leases of building and equipment to be operating leases. In some cases, the assessment of a lease contract is not always conclusive and Management uses its judgement in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, Management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, Management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, Management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 of the Audited Consolidated Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the related lease. The estimated value reflects a combination of Management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements. Refer to Note 14 of the Audited Consolidated Financial Statements for more information relating to the provisions for restoration, restructuring and litigation.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of actuarial gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, by providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Impact of Adoption of IFRS on the Company

With respect to the calculation of financial covenants for the Company’s $200.0 million ABL revolver facility, the Company has obtained an amendment from its lender related to the adoption of IFRS. The adoption of IFRS has had an immaterial impact on the fixed charge ratio which is the only financial covenant in the ABL.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A. Financial information for 2011 and 2010 has been restated to comply with IFRS. Information prior to the transition date has not been restated and therefore is not presented within this MD&A discussion.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that there was none.

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2011. They concluded based on such evaluation that, as of December 31, 2011 the Company maintained in all material respects, effective disclosure controls and procedures and internal control over financial reporting to ensure that material information regarding this MD&A and other required filings were made known to them on a timely basis.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2011, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.